Exhibit 99.1

BRBI BR PARTNERS S.A.

CNPJ nº 10.739.356/0001-03

Avenida Brigadeiro Faria Lima, 3.355, 26º andar, conjunto 261, sala B

CEP 04538-133, São Paulo, SP
CVM CODE: 2586-0

NOTICE TO SHAREHOLDERS

RESUBMISSION OF THE REMOTE VOTING BALLOT

BRBI BR PARTNERS S.A. (“Company”) (B3: BRBI11), in compliance with Article 26, §§3 and 6 of CVM Resolution No. 81/22, as amended, hereby informs its shareholders that, on this date, the Remote Voting Ballot (“Ballot”) for the Company’s Annual General Meeting to be held on March 20, 2026 has been resubmitted in order to adjust the visualization of the candidates comprising the slate proposed by management for purposes of the allocation of cumulative voting in item 9 of the Ballot.

Pursuant to item II of §6 of Article 26 of CVM Resolution No. 81/22, the Company informs that any votes already cast by shareholders exclusively with respect to the resolution set forth in item 9 of the Ballot will be considered invalid.

Shareholders may, if they wish, submit a new Ballot until March 16, 2026 (inclusive). In this case, the Company recommends that any new Ballot be sent to the same service provider previously used in order to avoid the voting instruction being considered conflicting.

The Company’s Investor Relations Department remains available to provide any additional clarification that may be necessary.

Sao Paulo, March 5, 2026.

BRBI BR PARTNERS S.A.

Vinicius Carmona Cardoso
Investor Relations Officer